FOR IMMEDIATE RELEASE

January 28, 2009
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President and CEO
 (Stock Code Number: 6857, TSE first Section)
(Ticker symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Executive Officer and
Vice President, Corporate Administration Group
Phone: + 81-(0)3-3214-7500

Revision of the Dividend Forecast for the Fiscal Year Ending March 31, 2009

In light of recent changes in business performance, we hereby revise the dividend forecast for the fiscal year ending March 31, 2009, as follows:

1.  Reasons for Revisions of Year-End Dividend Forecast for the Fiscal Year Ending March 31, 2009

As announced separately on January 28, 2009, Advantest’s consolidated financial results for the third quarter of the fiscal year ending March 31, 2009 showed declines in all areas.
Weak semiconductor prices and the decline in demand for computers and consumer electronics due to the rapid global economic slowdown triggered by the financial crisis have intensified the trend toward capital expenditures cutbacks by semiconductor manufacturers. Due to the lack of visibility in the economic environment, Advantest is currently unable to disclose an earnings forecast for the fiscal year ending March 31, 2009.
Although Advantest initially forecasted a year-end dividend of 25 yen per share for the fiscal year ending March 31, 2009, for the reasons set forth above this has been revised to a sum not yet determined.  Advantest will make further announcements with respect to the year-end dividend after considering its financial results going forward and other factors.

2.  Details of the Revision

With respect to the fiscal year ending March 31, 2009:		(Yen)
	Dividend per share
Record Date	Interim	Year end	Annual total
Previous forecast (As of October 30, 2008)	－	25	50
Current revised forecast	－	Undecided	Undecided
Dividend paid for fiscal year ending March 31, 2009	25	－	－
Dividend paid for fiscal year ended March 31, 2008	25	25	50

* Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information ─ Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.